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November 8, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Abe Friedman
Angela Lumley
Donald Field
Mara Ransom
Division of Corporation Finance

Re:	Vacasa, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed October 22, 2021
File No. 333-258739

Ladies and Gentlemen:

On behalf of our client, Vacasa, Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 2, 2021 (the “Comment Letter”) with respect to the Amendment No. 2 to Registration Statement on Form S-4 filed with the Commission by the Company on October 22, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 3 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Presentation by Deutsche Bank Securities Inc., page 140

1.	For each selected/comparable company, please revise to disclose the revenue and gross profit multiple of enterprise value for calendar year 2022E and 2023E calculations which provided the basis for the various valuation analyses.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 143 of the Registration Statement accordingly.

November 8, 2021

2.	Please revise to summarize in greater detail the selected precedent transaction information presented to the TPG Pace Board.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 144 of the Registration Statement accordingly.

Miscellaneous, page 143

3.	Please revise to disclose and quantify any fees paid, or to be paid to, Deutsche Bank and its affiliates relating to any material relationship that existed during the past two years, or is understood to be contemplated, between TPG Pace and its affiliates and Deutsche Bank and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 145 of the Registration Statement accordingly.

4.	Please file the Deutsche Bank Presentation as an exhibit to the registration statement. Refer to Item 21.(c) of Form S-4.

Response: The Company acknowledges the Staff’s comment and has filed the Deutsche Bank Presentation as Exhibit 99.11 to the Registration Statement.

*     *     *     *

November 8, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 906-1623.

Very truly yours,

/s/ Benjamin J. Cohen
Benjamin J. Cohen
of LATHAM & WATKINS LLP

cc:	Matthew Roberts, Chief Executive Officer, Vacasa, Inc.
Lisa Jurinka, Chief Legal Officer, Vacasa, Inc.
Michael V. Anastasio, Latham & Watkins LLP
Douglas P. Warner, Weil, Gotshal & Manges LLP
Christopher R. Machera, Weil, Gotshal & Manges LLP
Raymond O. Gietz, Weil, Gotshal & Manges LLP